January 8, 2006

Via Fax (202) 772-9205
and EDGAR

Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Edulink, Inc,
Preliminary Information Statement on Schedule 14C
Filed November 17, 2006
File No. 049953

Dear Ms. Anderson:

As discussed in your teleconference with our SEC counsel, the Company may file a Definitive Schedule 14C Information Statement (the “Information Statement”) provided it satisfies the following.

First, the Company will also include in its mailing of the Information Statement to its shareholders a copy of its Quarterly Report for the fiscal quarter ended October 31, 2006 as filed with EDGAR. Second, in regards to the conversion price of the notes under the recent financing, the Company has included in its Information Statement the following affirmative statement: “This could cause significant downward pressure on the price of our common stock.” Third, we have deleted the last sentence in the third paragraph under the section entitled “Purpose and Material Effects of the Reverse Stock Split”.

For convenience, we have attached the redlined changes noting same.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, EDULINK, INC.

By:	/s/ Aleksandr Shvarts
ALEKSANDR SHVARTS
Chief Executive Officer